Exhibit 77D

	Policies with respect to security investments

Effective October 1, 2005, the investment practices of the Pacific Funds were changed as follows:

The PF Fasciano Small Equity Funds (formerly called Aggressive
Growth Fund) investment practices were changed to:

* require that the fund invest at least 80% of its assets in small-capitalization equity securities, mainly by investing in common stocks of small capitalization companies. (Resolution 1)

* to remove the limitation of 25% of its assets in foreign securities that are principally traded outside the U.S.
(Resolution 2)

* to allow the fund to engage in short sales against the box up to 15% of net assets, as long as no more than 15% of the funds net assets would be subject to such short sales at anytime.
(Resolution 3)


Note: PF Fasciano Small Equity Fund subsequently changed its name to PF NB Fasciano Small Equity Fund.